UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 7)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

MariaDB plc

(Name of Subject Company)

MariaDB plc

(Name of Person Filing Statement)

Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G5920M100
(CUSIP Number of Class of Securities)

Paul O’Brien
Chief Executive Officer
699 Veterans Blvd
Redwood City, CA 94063
(855) 562-7423

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Samantha H. Crispin Baker Botts L.L.P. 2001 Ross Avenue, Suite 900 Dallas, Texas 75201 (214) 953-6500	Fergus Bolster Matheson LLP 70 Sir John Rogerson’s Quay Dublin 2, Ireland +353 1 232 2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 24, 2024 (as amended and supplemented on May 31, 2024, June 7, 2024, June 17, 2024, June 24, 2024, July 5, 2024 and July 11, 2024 and as may be further amended or supplemented from time to time, the “Statement”) by MariaDB plc, an Irish public limited company (“MariaDB” or the “Company”). The Statement relates to the unsolicited offer (the “Offer”) by Meridian BidCo LLC, a Delaware limited liability company (“Bidco”), an affiliate of K1 Investment Management, LLC, a Delaware limited liability company, to purchase all of the issued and to be issued ordinary shares of $0.01 each (nominal value) of MariaDB (“MariaDB Shares”) and MariaDB Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated MariaDB Shares for $0.55 per MariaDB Share payable to the holders of MariaDB Shares (“MariaDB Shareholders”) electing to sell their MariaDB Shares (the “Cash Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in Amendment No. 4 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Bidco on June 24, 2024, as may be further amended or supplemented from time to time, which contains as exhibits the amended and restated Offer to Purchase and Letter of Transmittal.

The information in the Statement, including all exhibits and annexes that were previously filed with the Statement, are incorporated in this Amendment No. 7 by reference, except that such information is amended or supplemented to the extent specifically provided in this Amendment No. 7. Capitalized terms used in this Amendment No. 7 and not defined shall have the meanings ascribed to them in the Statement.

Item 8. Additional Information

Item 8 of the Statement is amended and supplemented by adding the following new section immediately prior to the section beginning with the heading “Cautionary Statement on Forward-Looking Statements”:

“Final Results of the Offer.

The Offer expired at 5:00 p.m. (New York City time) on July 23, 2024 (the “Expiration Time”). As of the Expiration Time, a total of 61,263,283 MariaDB Shares were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 88.70% of the issued share capital of MariaDB as of July 22, 2024. All MariaDB Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment by Bidco.

As of the Expiration Time, all remaining conditions to the Offer were satisfied, fulfilled, or to the extent permitted, waived. Accordingly, the Offer became unconditional in all respects and closed to further acceptances with effect from the Expiration Time. Bidco will effect settlement of the cash consideration to which accepting MariaDB Shareholders are entitled under the Offer on a date promptly following the Expiration Time, which is currently expected to be July 25, 2024.

Bidco intends to apply the provisions of Sections 456 to 460 of the Companies Act 2014 to effect the Buy Out. Following the Buy Out, Bidco intends to cause the MariaDB Shares to be delisted from the New York Stock Exchange and terminate the registration of the MariaDB Shares under the Exchange Act and suspend MariaDB’s reporting obligations under the Exchange Act as promptly as possible.

On July 23, 2024, Bidco issued an announcement communicating the expiration and results of the Offer. The full text of the announcement is attached as Exhibit (a)(1)(R) hereto, and is incorporated herein by reference.”

Item 9. Exhibits

(a)(1)(R)	Announcement Regarding Tender Offer Expiration issued on July 23, 2024 (incorporated by reference to Exhibit (a)(1)(R) to the Schedule TO-T filed by Meridian BidCo LLC on July 24, 2024).

Statements required by the Irish Takeover Panel Act 1997, Takeover Rules, 2022 (the “Irish Takeover Rules”)

In accordance with Rule 19.2 of the Irish Takeover Rules, the directors of the Company accept responsibility for the information contained in this Amendment No. 7. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Amendment No. 7 is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MARIADB PLC

Date: July 24, 2024	By:	/s/ Paul O’Brien
		Name:	Paul O’Brien
		Title:	Chief Executive Officer